FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of January, 2011

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

an announcement on power generation increase in 2010 of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on January 19, 2011.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

POWER GENERATION WITHIN CHINA INCREASES 26.25%
FOR THE WHOLE YEAR OF 2010

This announcement is made pursuant to Rules 13.09(1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the "Company") announces its power generation of 2010.

According to the Company's preliminary statistics, as of 31 December 2010, the Company's total power generation within China on consolidated basis amounted to 256.95 billion kWh, representing an increase of 26.25% over the same period last year. Accumulated electricity sold amounted to 241.799 billion kWh.

The increase in power generation of the Company was mainly attributable to the following reasons:

1.
the Company has increased its sales efforts, thereby grasping the growth trend of the national economy in 2010 and the favourable conditions for substantial increase in the national electricity demand, expanding various marketing channels and increasing power generation;

2.	the Company had various new generating units commenced operation, thereby increasing the market share; and

3.
under the impact of the global financial crisis, the national electricity demand in 2009 was depressed. The base number of the power generation was relatively lower, resulting in a relatively higher growth in 2010 as compared to the same period of last year.

The power generation and electricity sold by each of the Company's domestic power plants of 2010 are listed below (in billion kWh):

Domestic Power Plant	Power generation of 2010	Power generation of 2009	Change	Electricity sold in 2010

Liaoning Province
Dalian	7.912	8.386	-5.65%	7.524
Dandong	3.864	4.078	-5.25%	3.678
Yingkou	9.850	9.402	4.76%	9.241
Yingkou Co-generation	3.669	0.123	2,882.93%	3.417
Inner Mongolia
Huade Wind Power	0.130	—	—	0.127
Hebei Province
Shang'an	14.098	11.824	19.23%	13.249
Gansu Province
Pingliang	8.945	5.077	76.19%	8.465
Beijing
Beijing Co-generation	4.704	4.394	7.06%	4.150
Tianjin
Yangliuqing Co-generation	6.439	6.007	7.19%	5.995
Shanxi Province
Yushe	4.889	4.464	9.52%	4.511
Shandong Province
Dezhou	16.143	14.910	8.27%	15.247
Jining	5.271	2.044	157.88%	4.887
Xindian	3.657	3.345	9.33%	3.437
Weihai	4.212	3.720	13.23%	3.972
Rizhao Phase II	8.152	7.307	11.56%	7.728
※Zhanhua Co-generation	0.206	—	—	0.188

Domestic Power Plant	Power generation of 2010	Power generation of 2009	Change	Electricity sold in 2010

Henan Province
Qinbei	13.961	12.510	11.60%	13.121
Jiangsu Province
Nantong	8.643	7.816	10.58%	8.205
Nanjing	3.759	3.654	2.87%	3.545
Taicang	11.624	11.537	0.75%	10.706
Huaiyin	8.048	7.293	10.35%	7.578
Jinling (Combined-cycle)	2.434	2.273	7.08%	2.375
Jinling (Coal-fired)	6.458	—	—	6.078
Qidong Wind Power	0.214	0.153	39.87%	0.210
Shanghai
Shidongkou First	7.566	6.847	10.50%	7.109
Shidongkou Second	6.510	6.691	-2.71%	6.239
Shanghai Combined-cycle	1.650	0.847	94.81%	1.609
Shidongkou Power	5.002	—		4.713
Chongqing
Luohuang	12.535	10.843	15.60%	11.548
Zhejiang Province
Changxing	1.077	1.585	-32.05%	0.989
Yuhuan	23.440	19.913	17.71%	22.337
Hunan province
Yueyang	5.786	5.225	10.74%	5.397
Jiangxi Province
Jinggangshan	8.252	3.194	158.36%	7.857
Fujian Province
Fuzhou	8.802	8.511	3.42%	8.378

Guangdong Province
Shantou Coal-fired	7.036	6.198	13.52%	6.572
Haimen	12.012	3.349	258.67%	11.417

Total	256.950	203.520	26.25%	241.799

※
Shandong Zhanhua Co-generation Limited Company ("Zhanhua Co-generation"), a company acquired by the Company from Shandong Electric Power Corporation, was consolidated into Company's accounts since December 2010. The figures represented the power generation and electricity sold by Zhanhua Co-generation for December 2010.

The accumulated power generation of Tuas Power Limited in Singapore of 2010 accounted for a market share of 24.7% in Singapore, representing an increase of 0.4 percentage points as compared to 24.3% of the same period last year.

By Order of the Board
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
19 January 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Gu Biquan
	Name:	Gu Biquan
	Title:	Company Secretary

Date:    January 19, 2011